UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

National R.V. Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

637277104

(CUSIP Number)

Robert B. Lee

P.O. Box 236

Junction City, Oregon 97448

(541) 998-8467

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2005

(Date of Event that Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 637277104

SCHEDULE 13D

Page 2 of 5 Pages

1	Name of Reporting Person Robert B. Lee IRS Identification No. of Above Person
2	Check the Appropriate Box if a member of a Group (a) ☐ (b) ☒
3	SEC USE ONLY
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 592,906
	8	Shared Voting Power —
	9	Sole Dispositive Power 592,906
	10	Shared Dispositive Power —
11	Aggregate Amount Beneficially Owned by Each Reporting Person 592,906
12	Check Box if the Aggregate Amount in Row 11 Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row 11 5.7%(1)
14	Type of Reporting Person IN

———————

(1)

Based on 10,339,484 shares of common stock, par value $0.01 per share, of National R.V. Holdings, Inc. outstanding at November 1, 2005, as reported in National R.V. Holdings, Inc.’s definitive proxy statement filed with the Securities and Exchange Commission on November 4, 2005.

CUSIP No. 637277104

SCHEDULE 13D

Page 3 of 5 Pages

Item 1.

Security and Issuer

This Schedule 13D relates to the Common Stock, $0.01 par value (the “Common Stock”), of National R.V. Holdings, Inc. (“National R.V.” or the “Issuer”). The Issuer’s principal executive offices are located at 3411 N. Perris Boulevard, Perris, California 92571.

Item 2.

Identity and Background

(a)

Robert B. Lee

(b)

P.O. Box 236

Junction City, Oregon 97448

(c)

Director of National R.V. Holdings, Inc. located at 3411 N. Perris Blvd., Perris, California 92571. National R.V. Holdings, Inc., through its two wholly-owned subsidiaries, National RV, Inc. and Country Coach, Inc., is one of the nation’s leading producers of motorized recreational vehicles, often referred to as RVs or motorhomes.

(d)

None

(e)

None

(f)

United States

Item 3.

Source and Amount of Funds or Other Consideration

Mr. Lee’s prior purchases were made with personal funds. The funds for the proposed purchase of the Issuer’s shares as per Item 4 below will be borrowed in a financing arrangement, the parties to and terms of which have not yet been determined. There have been no transactions in the last 60 days.

Item 4.

Purpose of Transaction

Mr. Lee founded Country Coach, Inc. and received securities of the Issuer in the sale of all of the common stock of Country Coach to the Issuer in November 1996. In addition, Mr. Lee has acquired additional securities of the Issuer as a result of grants of stock options received over the course of his service as an executive, employee and consultant of the Issuer.

Mr. Lee has come to the conclusion that it is appropriate to join with Bryant R. Riley, Riley Investment Management LLC (“RIM”), SACC Partners, LP (“SACC”), B. Riley & Co. Retirement Trust (“BRCRT”) and B. Riley & Co. Inc. (“BRC”) and make a proposal to acquire all of the shares of the Issuer that they do not collectively already own. The proposal was made in a letter dated November 21, 2005 at a special meeting of the Issuer’s board of directors.

This proposal could result in changes in the Issuer’s management, directors, or business operations and if completed, would cause the Issuer’s common shares no longer to be listed on the New York Stock Exchange, and no longer to be publicly traded. If the proposal is accepted and consummated, the Issuer’s securities would become eligible for termination of registration under the Securities Exchange Act of 1934.

Item 5.

Interest in Securities of the Issuer

(a)

Mr. Lee may be deemed to beneficially own 592,906 shares of the Issuer’s common stock, or 5.7% of the Issuer’s outstanding common stock, based on 10,339,484 shares of common stock outstanding at November 1, 2005, as reported in National R.V. Holdings, Inc.’s definitive proxy statement filed with the Securities and Exchange Commission on November 4, 2005. Mr. Lee’s reported beneficial ownership includes 15,000 shares underlying options exercisable within 60 days of the date hereof.

CUSIP No. 637277104

SCHEDULE 13D

Page 4 of 5 Pages

(b)

Mr. Lee has sole voting and dispository power with respect to 411,036 shares. The number of shares reported for by Mr. Lee includes 136,870 shares of the Issuer’s common stock held by Mr. Lee’s wife, Terry N. Lee, 15,000 shares held by his daughter Brenda Thomson and 15,000 shares held by his daughter Kenda Mason, for all of which Mr. Lee disclaims beneficial ownership.

(c)

None.

(d)

See Item 5(a) above.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Lee and Mr. Riley, RIM, BRC, BRCRT and SACC have agreed to form a company and jointly make the proposal described in Item 4 above. SACC owns 920,133 shares of the Issuer's common stock. Because RIM has sole voting and investment power over SACC's security holdings and Mr. Riley, in his role as the sole manager of RIM, controls RIM's voting and investment decisions, each of SACC; RIM and Mr. Riley may be deemed to have beneficial ownership of the shares held by SACC, representing approximately 8.90% of the Issuer's outstanding stock.

BRC owns 500 shares of the Issuer's common stock. Because Mr. Riley has sole voting and investment power over BRC's security holdings, Mr. Riley may be deemed to have beneficial ownership of the shares held by BRC.

BRCRT owns 25,000 shares of the Issuer's common stock. Because Mr. Riley has voting and investment power over BRCRT's security holdings, Mr. Riley may be deemed to have beneficial ownership of 25,000 shares of the Issuer's common stock, representing 0.2% of the Issuer's outstanding stock.

To summarize, Mr. Riley may be deemed to beneficially own a total of 945,633 shares of the Issuer's common stock (9.15%) through his relationships with SACC, RIM, BRC and BRCRT.

Mr. Lee disclaims beneficial ownership of any shares of the Issuer owned or controlled by Mr. Riley, RIM, SACC or BRC, BRCRT.

Item 7.

Material to Be Filed as Exhibits

Exhibit 99.1

Letter to National R.V. Holdings, Inc. dated November 21, 2005 (confidential treatment has been requested for portions of this exhibit)

Exhibit 99.2

Press Release dated November 21, 2005

CUSIP No. 637277104

SCHEDULE 13D

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: November 21, 2005

/s/ ROBERT B. LEE
Robert B. Lee

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).